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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2003

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:


PRESS RELEASE dated May 5, 2003
PRESS RELEASE dated May 9, 2003
MD&A - English May 20, 2003
AUDITED ANNUAL FINANCIAL STATEMENTS - English May 20, 2003
MATERIAL CHANGE REPORT - English May 21, 2003
PRESS RELEASE dated May 22, 2003
NOTICE OF MEETING AND RECORD DATE, May 30, 2003
PRESS RELEASE dated May 30, 2003
INTERIM FINANCIAL STATEMENTS, May 30, 2003

PRESS RELEASE - MAY 5, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE


Consolidated Mercantile Incorporated Announces Subsidiary Acquires Jacuzzi Pool Businesses; Acquisition of Above Ground Pools, Swimming Pool Pumps and Filters

Toronto, Ontario - May 5, 2003 - Consolidated Mercantile Incorporated (T.S.E. - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated announces that its subsidiary Polyair Inter Pack Inc. has entered into an agreement to acquire the swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory and machinery together with a license to use the Jacuzzi(R) trademark on certain products. The transaction is expected to close within the next 10 days.

The purchase price of US$41.2 million (subject to adjustment) will be financed through operating Lines of Credit and the issuance of a convertible note to the Seller to purchase 598,802 shares of Polyair Inter Pack Inc. stock at a price of US$8.35.

                          Revenue Improvement and More

In the last full fiscal year, the acquired businesses generated annual revenues of approximately US$55 million from sales in North America and Europe. This strategic acquisition will serve to increase Polyair's revenues by 50% and establish its Pool Products Group as a more formidable participant in the North America swimming pool industry.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbour" statement under the Private Securities Reform Act of 1995: this release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

PRESS RELEASE dated May 9, 2003

News release via Canada NewsWire, Toronto 416 416-863 863-9350
AttentionBusiness Editors:
Consolidated   Mercantile  Incorporated  -  Jacuzzi  pool  business  acquisition completed

TORONTO, May 9 /CNW/ - Consolidated Mercantile
Incorporated (T.S.X. -
"CMC" - common) (NASDAQ - "CSLMF" - common)

     Consolidated Mercantile Incorporated announces that its subsidiary Polyair Inter Pack Inc. has completed the previously announced acquisition of the swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building together with a license to use the Jacuzzi(R) trade mark on certain products.

     In its last full fiscal year, the acquired business generated annual revenues of approximately US$55 million from sales in North America and Europe. Management believes that this acquisition is an ideal opportunity to expand Polyair's pool product line, widen its customer base and increase market share. Based on historical performance of the purchased business, management expects the acquisition to be accretive to earnings. As the effective period for the transaction is March 29, 2003, the Company will have the benefit of earnings for April 2003.

     The Company also announces its decision to discontinue negotiations to purchase an interest in a Quebec based manufacturer of reflective insulation products. The Company continues to manufacture these products in its existing facilities.

     Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

     "Safe Harbour" statement under the Private Securities Reform Act of 1995: this release contains forward forward-looking statements which reflect management's current views of future events and operations. These forward forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results. %SEDAR: 00003208E /For further information: Stan Abramowitz, Secretary, (416) 920 920-0500/ (CMC. CSLMF) CO:
Consolidated Mercantile Incorporated

                      CONSOLIDATED MERCANTILE INCORPORATED


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

     The Company's working capital amounted to approximately $22 million at December 31, 2002, compared to approximately $1 million at December 31, 2001 and $13 million at December 31, 2000. The ratio of current assets to current liabilities was 1.52:1, 1.01:1 and 1.27:1 at December 31, 2002, 2001 and 2000, respectively. The Company's cash on hand was $5.7 million at December 31, 2002, as compared to $2.2 million at December 31, 2001 and $1.8 million at December 31, 2000. The increase in working capital was due to the fact that Polyair Inter Pack Inc.'s ("PPK"), the Company's speciality cover and packaging subsidiary, entered into a new multi-year credit facility and its term loans have been reclassified as long-term debt. This new facility enhances PPK's ability to realize strategic corporate objectives including strategic acquisitions, plant and equipment expansions and the development and introduction of new innovative products.

     At the Company's year end, PPK had unused available borrowing capacity of approximately U.S. $6.4 million under its existing facility compared to U.S. $7.7 million in the previous year. Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, had unused available borrowing capacity of approximately $7.3 million at year end compared to $5.5 million at December 31, 2001.

     Accounts receivable decreased by approximately $6.1 million over the previous year's level. The year-over-year decrease is primarily due to improved collection efforts.

     Inventories were $24.5 million at the end of fiscal 2002, a decrease of $3.2 million from the previous year. Total inventory turnover increased to
     6.9 times in 2002 from 6.4 times in 2001.

     Cash provided by operations before changes in non-cash working capital improved to $16.5 million from $14.2 million in 2001. Cash generated from operations was used to pay down bank indebtedness and financed the $8.7 million investment in new property, plant and equipment.

   RESULTS OF OPERATIONS

     Sales
     Sales for the fiscal year ended December 31, 2002 increased to $240.9 million, compared with $225.9 million for the fiscal year ended December 31, 2001 and $207.2 million for the fiscal year ended December 31, 2000. PPK's sales were $187.6 million for fiscal 2002, representing an increase of approximately 9.1% over the comparable period in 2001. Sales for fiscal 2001 were $171.9 million, an increase of approximately 10.6% over 2000. The increase in PPK's sales primarily reflects increased unit volumes for certain products. Distinctive's sales were $53.3 million for 2002, $54.0 million for 2001 and $51.8 million for 2000.

     Gross Margins
     Gross margin as a percentage of sales increased to 25.6% for the year ended December 31, 2002, compared with 23.6% for the year ended December 31, 2001 and 23.4% for the year ended December 31, 2000. The improved gross margin for 2002 versus 2001 and 2000 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

     Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2002 was 15.4%, compared to 15.5% for the fiscal year ended December 31, 2001 and 14.7% for the fiscal year ended December 31, 2000.


    Other Expenses

     During the fiscal year ended December 31, 2002, the Company incurred other expenses of approximately $12.0 million, compared with $11.8 million and $8.8 million during the fiscal years ended December 31, 2001 and 2000 respectively. The increase was primarily attributable to an increase in amortization resulting from property, plant and equipment acquisitions.

     Income Tax  Provision
     The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 39.0% for the fiscal year ended December 31, 2002, 42.4% for the fiscal year 2001 and 44.1% for 2000. The effective tax rate for the fiscal year ended December 31, 2002 was 41.8% compared with 45.0% for fiscal 2001 and 41.9% for fiscal 2000.

     Net Earnings
     The Company reported net earnings of $2.9 million in fiscal 2002, compared with net earnings of $1.2 million in 2001 and $1.7 million in 2000.

     Inflation
     Inflation has not had a material impact on the results of the Company's operations in its last fiscal period, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.

   RISK AND UNCERTAINTIES

     The Company's operating results are reported in Canadian dollars. Approximately 72% of the Company's sales revenues are generated primarily in the United States in U.S. dollars. The average exchange rate for income statement translation was $1.57 in 2002, $1.54 in 2001, and $1.48 in 2000. Accordingly, any increase in the value of the Canadian dollar versus the U.S. dollar will reduce the Company's sales revenue as expressed in Canadian dollars. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian dollar will not appreciate against the U.S. dollar. To reduce its exposure to exchange rate fluctuations, the Company may hedge its currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

     Demand and pricing for certain of PPK's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. PPK seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.

     The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

     Consistent with other business, the Company faces a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of its customer base, the Company is not exposed in a material manner to credit risk from any one customer. The Company attempts to mitigate its credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

     The Company uses various commodity raw materials and energy products in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components.

     Pursuant to an Asset Purchase Agreement dated as of March 29, 2003, on May 8, 2003, PPK acquired the swimming pool and pool equipment assets from Jacuzzi Inc. ("JI") and Jacuzzi Leisure Products Inc. ("JLP"). The acquired assets include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building, together with a license to use the Jacuzzi(R) trade mark on certain products.

     The purchase price of U.S.$41.2 million, subject to adjustment, has been financed as to U.S.$30 million through PPK's operating lines of credit, as to U.S.$5 million through the issuance of a six-year, 6% note to JI convertible into 598,802 common shares of PPK's stock at a price per share of U.S. $8.35, and as to the balance by a promissory note. In evaluating the purchase price, PPK has allocated U.S.$40.9 million to the purchased accounts receivable and inventory and the balance to the fixed assets.

     Although none of the purchase price is attributable to goodwill, it does significantly increase PPK's seasonal debt levels. Additionally, the transaction significantly increases the proportion of the business of PPK, and the Company, which is derived from the pool products industry and, consequently, increases their exposure to the various risks associated therewith, including the seasonality of the pool business which is dependent on warm and sunny spring weather, as well as the increased exposure to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result of the transaction, PPK has become a larger entity thereby increasing the burden on administrative staff and Management. There can be no assurance that PPK, and therefore the Company, will not experience unforeseen adverse consequences as a result of this transaction.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

     The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Allowance for Doubtful Accounts - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

CHANGES IN ACCCOUNTING POLICIES

     Stock-Based Compensation and Other Stock-Based Payments:

     In December 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees prior the to fiscal year beginning January 1, 2002. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002, for awards granted on or after that date. The Company expects that the impact of this new accounting pronouncement will not be material to its financial position, results of operations or cash flows.

AUDITED ANNUAL FINANCIAL STATEMENTS - English May 20, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                                DECEMBER 31, 2002

                      CONSOLIDATED MERCANTILE INCORPORATED



                                DECEMBER 31, 2002



                                    CONTENTS

                                                                   PAGE

AUDITORS' REPORT                                                      1
CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheets                                                     2

   Statement of Retained Earnings                                     3

   Statement of Earnings                                              4

   Schedules to Consolidated Financial Statements                     5

   Statement of Cash Flows                                            6

   Notes to Consolidated Financial Statements                    7 - 29

SUPPLEMENTARY INFORMATION

   Valuation and Qualifying Accounts and Reserves                    30

                                AUDITORS' REPORT





To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of CONSOLIDATED MERCANTILE INCORPORATED as at December 31, 2002 and 2001 and the consolidated statements of retained earnings, earnings and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the three years in the period then ended in accordance with Canadian generally accepted accounting principles.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the three years in the period ended December 31, 2002. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On April 30, 2003, we reported separately to the shareholders of Consolidated Mercantile Incorporated on the consolidated financial statements for the years ended December 31, 2002 and 2001 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States accounting principles.




                                    [signed]

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
April 30, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                           CONSOLIDATED BALANCE SHEETS
                         (Expressed in Canadian Dollars)
                                   DECEMBER 31

ASSETS
                                                                                                   2002             2001
                                                                                                   ----             ----
Current
  Cash and cash equivalents                                                                  $   5,600,840    $   2,221,276
  Short-term investments (market value $84,421; 2001 - $28,483)                                     84,421           28,483
  Accounts receivable (Note 3)                                                                  30,224,885       36,292,134
  Due from joint venture (Note 14)                                                                 491,420         -
  Income taxes receivable                                                                          737,646          468,443
  Inventories (Note 4)                                                                          24,533,043       27,733,107
  Prepaid expenses                                                                               1,033,661        1,387,140
  Future income taxes (Note 12)                                                                  1,380,655          566,157
                                                                                              ------------     ------------
                                                                                                64,086,571       68,696,740
Investments  (Note 5)                                                                              493,964          590,303
Property, plant and equipment  (Note 6)                                                         54,045,508       55,522,291
Goodwill                                                                                         2,216,876        2,222,488
Deferred financing costs                                                                         1,098,284          482,574
Patent and trademarks                                                                              344,774          386,374
Future income taxes  (Note 12)                                                                   1,055,722          924,867
                                                                                              ------------     -------------
                                                                                             $ 123,341,699    $ 128,825,637
                                                                                              ============     ============
LIABILITIES
Current
  Bank indebtedness (Note 7)                                                                 $   2,721,360    $  19,770,858
  Accounts payable and accrued liabilities                                                      29,572,282       29,456,651
  Income taxes payable                                                                           4,589,704             -
  Current portion of long-term debt (Note 8)                                                     5,206,779       18,470,100
                                                                                              ------------     ------------
                                                                                                42,090,125       67,697,609
Long-term debt  (Note 8)                                                                        30,493,061       16,740,387
Non-controlling interest                                                                        24,975,449       21,349,086
Future income taxes  (Note 12)                                                                   4,592,548        4,606,379
                                                                                              ------------     ------------
                                                                                               102,151,183      110,393,461
                                                                                              ------------     ------------
Contingencies and commitments (Notes 12(a) and (b) and 13)

SHAREHOLDERS' EQUITY
Capital stock  (Note 9)
  Authorized
      Unlimited Preferred shares, issuable in series
      Unlimited Common shares
  Issued
      3,076,885  $0.4 cumulative, non-voting, preferred shares, series 1, redeemable
                   at the discretion of the directors                                              691,502          691,502
      2,779,320  Common shares                                                                   1,670,584        1,670,584
                                                                                              ------------     ------------
                                                                                                 2,362,086        2,362,086
Contributed surplus                                                                                 59,411           59,411
Translation adjustment                                                                             561,559          656,537
Retained earnings                                                                               18,207,460       15,354,142
                                                                                              ------------     ------------
                                                                                                21,190,516       18,432,176
                                                                                              ------------     ------------
                                                                                             $ 123,341,699    $ 128,825,637
                                                                                              ============     ============

See accompanying notes to financial statements.

APPROVED ON BEHALF OF THE BOARD:

____________________________ Director   ____________________________ Director

                      CONSOLIDATED MERCANTILE INCORPORATED

                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                              2002             2001              2000
                                                                              ----             ----              ----
BALANCE AT BEGINNING OF YEAR, as previously stated                        $ 15,354,142   $   14,249,293     $ 13,221,681

  Restatement for asset and liability method of accounting for income
     taxes                                                                         -             -              (180,000)
  Equity effect of restatement for asset and liability  method of
     accounting for income taxes by significantly influenced company               -             -              (221,104)
                                                                            ----------      -----------       -----------

BALANCE AT BEGINNING OF YEAR, as restated                                   15,354,142       14,249,293       12,820,577

  Excess of cost of shares purchased for cancellation over
     stated value                                                                  -           (140,543)        (305,949)

  Net earnings for the year                                                  2,853,318        1,245,392        1,734,665
                                                                            ----------      -----------       -----------

BALANCE AT END OF YEAR                                                    $ 18,207,460     $ 15,354,142     $ 14,249,293
                                                                            ==========      ===========       ===========


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                       CONSOLIDATED STATEMENT OF EARNINGS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                              2002              2001              2000
                                                                              ----              ----              ----
SALES                                                                   $    240,933,774    $ 225,857,629    $ 207,205,490

COST OF SALES (Page 5)                                                       179,169,093      172,486,659      158,734,310
                                                                        ----------------  ----------------  ----------------

                                                                              61,764,681       53,370,970    $  48,471,180

OTHER INCOME (Page 5)                                                             79,769           26,497          121,563

EXPENSES (Page 5)                                                             49,429,033       47,149,393       40,033,121
                                                                        ----------------  ----------------  ----------------

EARNINGS FROM OPERATIONS BEFORE INCOME TAXES                                  12,415,417        6,248,074        8,559,622

  Income taxes (Note 12)                                                       5,192,814        2,810,946        3,583,768
                                                                        ----------------  ----------------  ----------------

EARNINGS BEFORE THE UNDERNOTED ITEMS                                           7,222,603        3,437,128        4,975,854
                                                                        ----------------  ----------------  ----------------

  Non-controlling interest                                                   (4,272,945)       (2,166,598)      (3,272,381)
  Equity in earnings (loss) of significantly influenced companies                 19,638          (25,138)          31,192
  Loss on disposal of investment                                               (115,978)             -                 -
                                                                        ----------------  ----------------  ---------------
                                                                             (4,369,285)       (2,191,736)      (3,241,189)
                                                                        ----------------  ----------------  ---------------

NET EARNINGS FOR THE YEAR                                               $      2,853,318     $  1,245,392      $ 1,734,665
                                                                        ================  ================  ===============



EARNINGS PER SHARE (Note 10)
  Basic                                                                 $           0.98     $      0.40       $      0.56
                                                                        ================       =========    ===============

  Fully diluted                                                         $           0.90     $      0.39       $      0.56
                                                                        ================       =========    ===============


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                 SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                                2002              2001              2000
                                                                                ----              ----              ----
                                                                                 $                 $                 $
Cost of sales
  Cost of sales                                                              178,566,591       172,010,260       158,262,822
  Rent paid to affiliates                                                        602,502           476,399           471,488
                                                                            ------------      ------------      ------------

                                                                             179,169,093       172,486,659       158,734,310
                                                                            ============      ============      ============
Other income
  Interest income                                                                 83,833            24,562           104,490
  Write-off of investment in oil and gas syndicate                              -                     -                1,382
  Earnings (loss) from investment in limited partnership                         (4,064)             1,935            15,691
                                                                            ------------      ------------      ------------

                                                                                  79,769            26,497           121,563
                                                                            ============      ============      ============
Expenses
  Selling and administration                                                  33,541,673        32,307,742        27,485,002
  Amortization                                                                10,223,145         9,351,659         6,880,626
  Interest on long-term debt                                                   1,736,028         2,406,129         1,888,123
  Advertising, promotion and shows                                             3,238,047         2,447,710         2,946,695
  Administration fees paid to affiliates                                         258,000           252,000            96,000
  Write-down of portfolio investment                                            -                  384,153           736,675
  Loss on extinguishment of debt                                                 432,140             -                 -
                                                                            ------------      ------------       -----------

                                                                              49,429,033        47,149,393        40,033,121
                                                                            ============      ============       ===========


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                              2002              2001             2000
                                                                              ----              ----             ----
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
   Net earnings for the year                                               $ 2,853,318      $  1,245,392      $  1,734,665

    Items not affecting cash  (Note 11 (a))                                 13,661,276        12,990,065        11,608,427
    Disposal (purchase) of short-term investments                              (55,938)          378,068          (165,707)
    Change in non-cash components of working capital
    (Note 11 (b))                                                           14,056,925        (5,712,855)      (12,945,237)
                                                                           -------------     -------------    --------------

                                                                            30,515,581         8,900,670           232,148
                                                                           -------------     -------------    -------------

INVESTING ACTIVITIES
    Purchase and deposits on property, plant
    and equipment                                                           (8,714,525)       (8,445,074)      (11,501,918)
    Acquisitions, net of cash (Note 1)                                          -                     -         (8,061,835)
    Due from joint venture                                                    (494,583)               -                -
    Other                                                                     (813,315)         (643,668)         (389,662)
                                                                           -------------     -------------    --------------
                                                                           (10,022,423)       (9,088,742)      (19,953,415)
                                                                           -------------     -------------    -------------

FINANCING ACTIVITIES
    Purchase of common shares for cancellation                                  -               (166,609)         (361,612)
    Purchase of preferred shares for cancellation                               -                     -            (17,000)
    Net increase (decrease) in bank indebtedness                           (16,982,177)        4,547,245        10,068,590
    Proceeds from long-term debt                                            29,402,543         1,858,436        12,385,140
    Repayment of long-term debt                                            (28,442,707)       (4,598,268)       (4,896,441)
    Purchase of shares by consolidated subsidiary for
    cancellation                                                              (101,000)       (1,061,300)       (1,037,661)
    Purchase of shares of consolidated subsidiary                             (887,276)               -                -
    Issuance of shares by consolidated subsidiary                              198,000                -                -
                                                                           -------------     -----------      ------------
                                                                           (16,812,617)          579,504        16,141,016
                                                                           -------------     -------------    ------------


Effect of foreign currency translation on cash balances                       (300,977)          436,745           467,192

CHANGE IN CASH AND CASH EQUIVALENTS                                          3,379,564           828,177        (3,113,059)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               2,221,276         1,393,099         4,506,158
                                                                            ------------     -------------     ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $ 5,600,840      $  2,221,276      $  1,393,099
                                                                           ===========       ===========       ============


See accompanying notes to financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


1.       BASIS OF PRESENTATION

          These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) and Distinctive Designs Furniture Inc. ("Distinctive")

          Although the Company owns 45% of the voting shares of Polyair Inter Pack Inc., the Company has the ability to control management and the operating decisions of the company.

          Effective August 23, 2000, a subsidiary acquired substantially all of the assets of Accent Packaging ("Accent"), a division of Century Products Inc. and certain assets of Beco Building Products Inc. ("Beco"). Accent, a regional manufacturer of a specialized line of packaging products, including bubble mailers and bubble and reflective insulation, has facilities in Atlanta, Georgia and Malden, Massachusetts. Beco is a supplier of specialized building materials and services to commercial users. The total consideration for the assets purchased was cash of $8.1 million (U.S. $5.4 million) including acquisition costs. The results of operations have been consolidated from the date of acquisition. The purchases are accounted for using the purchase method and the purchase cost was allocated to the fair value of the net assets acquired as follows:

          Inventory                                          $        385,450
          Property, plant and equipment                             7,676,385
                                                             ----------------

                                                             $      8,061,835
                                                             ================

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


          The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Differences between these principles and standards and those of the United States of America which would have a significant effect on these consolidated financial statements are set out in Note 16.


          Revenue Recognition

          Revenue from product sales is recognized when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

          Concentration of Credit Risk

          Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company's customer base. The Company also monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. The Company does not normally require collateral or other security to support credit sales.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Financial Instruments

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

          Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

          Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at the lower of cost and fair value with gains and losses during the period included in earnings.

          Long-term  investments:  The carrying  amounts  reported for long-term
          investments,   other  than  equity   investments   in  common  shares,
          approximate their fair value.

          Long and short-term debt: The carrying amounts of the Company's borrowings under its bank lines of credit and other long-term debts approximate their fair value.

          Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value, based principally, on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

          The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same period as the underlying exposure being hedged. At the year-end, the Company had no outstanding commitments.

          Inventories

          Inventories are stated at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Investments

          Long-term investments in companies over which the Company has significant influence are accounted for on an equity basis. Long-term investments in which the Company does not have significant influence (portfolio investments) are accounted for on a cost basis. In the event of a permanent decline in the value, the investment will be written down to estimated realizable value and the loss charged to earnings.

          Genterra Investment Corporation (5.04% equity ownership) is accounted for under the equity method since management of the Company exercises significant influence over its decision making process.

          Property, Plant and Equipment and Amortization

          Property, plant and equipment are stated at cost including, for major projects, interest capitalized during the construction period. Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:

                 Building                      -                      2.5%
                 Automobiles                   -                       30%
                 Machinery and equipment       -                 10% - 50%
                 Furniture and fixtures        -                       20%
                 Computer equipment            -                 30% - 33%
                 Dies and moulds               -          over three years

          Amortization   of  leasehold   improvements   is   calculated  on  the
          straight-line basis over the term of the lease including the first renewal term.

          Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

          Goodwill

          Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at dates of acquisition. Effective January 1, 2002, amortization of goodwill was discontinued. Instead, goodwill is tested for impairment at least annually and more frequently if indicators exist as prescribed under CICA Handbook Section 3062, "Goodwill and Other Intangible assets". This Section requires that if the fair value of a reporting unit is less than its carrying value including goodwill, the implied fair value of the reporting unit must be compared with its carrying value to determine possible impairment. Accumulated amortization amounted to $1,660,717 (2001 - $1,385,992). The increase of $274,725 in the accumulated amortization was attributed to a subsidiary's recording of amortization expense prior to the effectivity of Section 3062.

          Patent, Trademarks and License Agreement

          Patent and trademarks are stated at cost net of accumulated amortization. Amortization is provided over the economic lives (11 years) of these intangible assets using the straight-line method. Accumulated amortization amounted to $319,577 (2001 - $281,894).

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Deferred Financing Costs

          Deferred   financing   costs   represent  the  cost  incurred  in  the
          arrangement of long-term financing and is amortized on the straight-line basis over the term of the loans. Accumulated amortization amounted to $774,837 (2001 - $622,537).

          Foreign Currency Translation

          Monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rate, while foreign currency revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary items are translated at historical exchange rates.

          The accounts of the company's foreign operations included in the consolidated financial statements are translated into Canadian dollars using the current-rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date and the statement of earnings is translated at the average rate of exchange during the year. Cumulative net unrealized exchange adjustments arising from translation of the assets and liabilities of the foreign operations are not included in the consolidated statements of earnings but are shown as a separate component of shareholders' equity.

          Income Taxes

          The company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

          Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

          Stock-based Compensation Plans

          The company and Polyair have stock-based compensation plans. No compensation expense is recognized for these plans when stock or stock options are issued to employees, directors and officers. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

          Measurement Uncertainty

          The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Earnings Per Share

          The Company retroactively adopted the new provisions of the Canadian Institute of Chartered Accountants" Handbook, Section 3500, "Earnings per Share". Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. This method is consistent with that previously applied. Diluted earnings per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method.

          Advertising

          The Company expenses the cost of advertising as incurred.

3.       ACCOUNTS RECEIVABLE

                                                                      2002                2001
                                                                      ----                ----
         Accounts receivable                                   $      32,072,273     $ 38,076,624
         Allowance for doubtful accounts                              (1,847,388)      (1,784,490)
                                                               ------------------    -------------

                                                               $      30,224,885     $ 36,292,134
                                                               =================     =============


4.       INVENTORIES

                                                                      2002               2001
                                                                      ----               ----
         Raw materials                                         $      14,650,578     $ 17,579,579
         Work in process                                                 592,074          617,370
         Finished goods                                                9,290,391        9,536,158
                                                                ----------------      ------------
                                                               $      24,533,043     $ 27,733,107
                                                                ================      ============

5.       INVESTMENTS
                                                                      2002               2001
                                                                      ----               ----
         Investment in significantly influenced company
             common shares - at equity                         $         493,964     $    590,303
                                                               ================       ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


6.       PROPERTY, PLANT AND EQUIPMENT

                                                                                   2002                           2001
                                                                                   ----                           ----
                                                                              Accumulated
                                                                     Cost     Amortization          Net            Net
        Land                                                 $    205,928    $       -       $    205,928    $    208,169
        Building                                               12,346,334       1,549,142      10,797,192      11,234,821
        Automobiles                                               147,934         109,792          38,142          33,364
        Machinery and equipment                                65,952,124      27,449,343      38,502,781      36,222,048
        Furniture and fixtures                                  1,499,035       1,174,643         324,392         614,162
        Computer equipment                                      3,257,386       2,172,940       1,084,446       1,308,039
        Leasehold improvements                                  4,108,677       2,607,792       1,500,885       1,961,218
        Dies and moulds                                           156,765         104,804          51,961         112,998
        Construction in process                                 1,539,781           -           1,539,781       3,827,472
                                                              -----------     -----------     -----------     -----------

                                                             $ 89,213,964    $ 35,168,456    $ 54,045,508    $ 55,522,291
                                                              =============   ===========     ===========     ===========

7.       BANK INDEBTEDNESS

          The bank loans bear interest on a prime plus basis and are secured by an assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

          During the year Polyair negotiated a replacement borrowing facility with new lenders. This new facility provides Polyair with a total line of credit of approximately U.S. $55.7 million, of which a maximum of U.S. $25.0 million is for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on Polyair's fiscal year-end balances, the available line of credit is U.S. $17.8 million, of which Polyair has used U.S. $9.0 million to support its long-term debt, including a letter of credit of U.S. $6.3 million. As at Polyair's year-end, no amounts have been drawn on the line of credit, leaving an unused available working capital line of credit of approximately U.S. $8.8 million. The remaining U.S. $31.0 million is for capital expenditures, acquisitions and new business opportunities, of which U.S. $13.0 million (2001 - U.S. $10.0 million) has been used as term loans. The letter of credit is subject to a fee of 1.5% per annum. The line of credit is reviewed and renewed annually and is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.

          At the Company's year end, Polyair had unused available borrowing capacity of approximately U.S. $6.4 million under its existing facility while Distinctive has unused available borrowing capacity of approximately $7.3 million. Total interest paid during the year, including interest on long-term debt, amounted to $2,488,587 (2001 - $3,675,385; 2000 - $3,203,655).

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

7.       BANK INDEBTEDNESS (Continued)

          Certain of the loans disclosed in Note 7 are supported by the above referred bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of Polyair and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.

                                                                                                2002              2001
                                                                                                ----              ----
         U.S. operating demand loan, interest at prime plus 0.5% per annum                $    2,721,360      $ 4,457,816
         U.S. $21,000,000 credit facility, interest payable at U.S. prime plus
           0.5% or LIBOR plus 2.25% per annum                                                     -                    -
         U.S. $4,000,000 Canadian dollar equivalent credit facility, interest
           payable at Canadian prime plus 0.5% of LIBOR plus 2.75%                                -                    -
         $17,347,000 (U.S. 11,000,000) credit facility, interest payable at U.S.
           prime plus 0.5% of LIBOR plus 2.25%                                                    -            13,441,098
         $7,885,000 (U.S. $5,000,000) in Canadian dollar equivalent credit
           facility,  interest payable at Canadian prime                                          -             1,871,944
                                                                                          ----------------  ----------------

                                                                                             $ 2,721,360      $19,770,858
                                                                                             ===========      ============

8.       LONG-TERM DEBT

                                                                                                2002              2001
                                                                                                ----              ----
         Debenture payable,  bearing floating interest based on the rates prevalent for the highest rated  short-term U.S.  federally tax exempt  obligations,
         repayable  in  U.S.  dollars  in  quarterly  sinking  fund   installments,
         maturing June 1, 2016                                                            $    4,355,694     $ 4,565,526

         Note payable, bearing interest at 3% per annum, repayable in U.S. dollars in blended monthly installments of $22,205 (U.S. $14,075), maturing March
         2007                                                                                  1,085,803       1,327,866

         U.S. dollar term loan, repayable by monthly principal installments U.S.
         $83,333 plus interest at prime plus 2% or annum (repaid during the year)                 -            7,412,080

         Debenture loan, bearing floating interest based on the rates prevalent for the highest rated short-term U.S. federally tax exempt obligations, repayable in U.S. dollars in quarterly sinking fund installments,
         maturing September 2003                                                                 223,089         462,072

         Note payable, bearing interest at 3% per annum, repayable in U.S. dollars in blended monthly installments of $20,356 (U.S. $12,903), maturing June
         2007                                                                                  1,046,802       1,267,939

         U.S. dollar term loan, bearing interest at 7.756% per annum, repayable
         blended monthly installments of U.S. $14,939, due April 2002                             -              157,704
                                                                                          ----------------  ----------------

         Carried forward                                                                  $    6,711,388    $ 15,193,187
                                                                                          ----------------   ------------

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


8.       LONG-TERM DEBT (Continued)

                                                                                                  2002              2001
                                                                                                  ----              ----
         Brought forward.....                                                                 $  6,711,388    $ 15,193,187

         Note payable, bearing interest at 12% per annum, repayable in U.S.
         dollars in blended monthly installments of $26,728 (U.S. $16,942),due
         October 31, 2005                                                                          273,011         343,794

         U.S. dollar term loan, bearing interest at 6% per annum, repayable
         blended monthly installments of U.S. $1,640                                                   -            36,272

         U.S. dollar denominated debenture loan, bearing interest at 6.5% per
         annum, maturing April 1, 2005                                                           5,460,218       6,308,153

         U.S. dollar denominated note payable, bearing interest at 3% per annum, repayable by monthly installments of $32,383 (U.S. $20,527),maturing
         January 2006                                                                            1,188,768       1,548,652

         U.S. dollar term loan, bearing interest at prime plus .5% per annum, repayable by blended monthly principal payments of U.S. $99,500 plus
         interest (repaid during the year)                                                            -          8,394,575

         Term loan, repayable by monthly principal installments of $20,250 plus
         interest at prime plus 1% per annum (repaid during the year)                                 -          1,214,320

         Non-revolving bank loan, bearing interest at prime plus 0.75% per annum, repayable by monthly principal installments of $9,657 plus interest
         (repaid during the year)                                                                     -            569,738

         Term loan, repayable by monthly principal payments of $86,393 (U.S.
         $54,762) plus interest at prime plus 0.5%, maturing June 2009                           3,287,051             -

         Term loan, repayable by monthly principal payments of $73,622 (U.S.
         $46,667) plus interest at prime plus 0.5%, maturing June 2012                           8,081,124             -

         Canadian dollar denominated term loan, repayable by monthly principal installments of $32,679 plus interest at prime plus 1%, maturing
         November
         1, 2005                                                                                 2,614,665             -

         Term loan, repayable by monthly principal payments of $91,436 (U.S.
         $57,959) plus interest at 5.07%, maturing August 2007                                   4,572,543             -

         Term loan, repayable by monthly principal payments of $37,981 (U.S.
         $24,075) plus interest at 4.97%, maturing September 2007                                1,992,200             -
                                                                                              ------------    -----------

          Carried forward                                                                     $ 34,180,968    $ 33,608,691
                                                                                              ------------    ------------


                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


8.       LONG-TERM DEBT (Continued)

                                                                                                  2002              2001
                                                                                                  ----              ----
          Brought forward....                                                                 $ 34,180,968     $ 33,608,691

         Note payable, bearing interest at 12% per annum due November 14, 2003                     420,000             -

         Convertible debenture payable to an affiliated company, bearing interest at 11.9% per annum, with interest payable quarterly in advance, due September 8, 2006, secured by a general security agreement and certain
         assets of the Company                                                                     550,000        1,100,000

         Note payable, non-interest bearing with no specific terms of repayment                    537,500          412,500

         Note payable to an affiliated company, non-interest bearing with no
         specific terms of repayment                                                              -                  71,497

         Other equipment loans                                                                      11,372           17,799
                                                                                               -----------      ------------

                                                                                              $ 35,699,840     $ 35,210,487

            Less:  current portion                                                               5,206,779       18,470,100
                                                                                               -----------      ------------

                                                                                              $ 30,493,061     $ 16,740,387
                                                                                               ===========      ===========


          Certain of the loans are guaranteed by a bank letter of credit. The letter of credit and loan agreements are secured substantially by all the assets of a consolidated subsidiary and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases and various other items.

          The aggregate amount of payments required in the 2003 fiscal year and subsequent years to meet retirement provisions are as follows:

        2003                                           $      5,206,779
        2004                                                  6,258,914
        2005                                                  7,925,117
        2006                                                  4,729,407
        2007                                                  3,018,721
        Thereafter                                            8,560,902
                                                       ----------------
                                                       $     35,699,840
                                                       ================

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


9.       CAPITAL STOCK

         (a)      Issued

                                                   Common Shares          Preferred Shares Series 1

                                              # of Shares     $ Value      # of Shares     $ Value
                                               ----------     -------      -----------     --------
        Balance at December 31, 2000            2,822,686    1,696,650       3,076,885      691,502

        Repurchase for cancellation               (43,366)     (26,066)             -             -
                                               -----------   ----------    -----------     ---------

        Balance at December 31, 2001            2,779,320    1,670,584       3,076,885      691,502
                                               ===========   ==========    ===========     =========

          During the fiscal year 2001, the Company repurchased for cancellation 43,366 common shares pursuant to a Normal Course Issuer bid for a total consideration of $26,066. The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

         (b)      Stock Options


                                                              2002        2001
                                                              ----        ----
                  Outstanding shares, beginning of year      190,000     197,500
                  Expired                                          -     (7,500)
                                                             -------     -------
                  Outstanding shares, end of year            190,000     190,000
                                                             =======     =======

                  These options are exercisable as follows: 62,500 at $1.60 per share until July 2005; and 127,500 at $4.00 per share until November 2005.

         (c)      Convertible Debenture

                  The debenture holder (Note 7) has the right to convert the debenture into 104,761 Common shares at the price of $5.25 per share until September 8, 2006.

         (d)      Share Purchase Warrants

                  Pursuant to the long-term debt repayment options, the Company issued share purchase warrants enabling the purchase of 209,523 Common shares at the price of $5.25 per share. These share purchase warrants expire on September 8, 2006.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

10.      EARNINGS PER SHARE

          Earnings per share have been calculated using the weighted average number of shares outstanding during the year of 2,779,320 (2001 - 2,786,917; 2000 - 2,893,107). Reported earnings have been decreased by the current year's cumulative dividends on non-retractable preferred shares of $123,075 (2001 - $123,075; 2000 - $123,075) to determine earnings available for distribution to participating shareholders.

          Fully diluted earnings per share have been calculated on the same basis with the weighted average number of shares plus potential common shares outstanding during the year totalling 3,048,805 (2001 -
          2,851,144; 2000 - 2,983,107). The outstanding options were not included in the calculations of diluted earnings per share for the year ended December 31, 2000 as these were anti-dilutive.

          Cumulative  dividends  of  $1,876,900  (2001  -  $1,753,825;   2000  -
          $1,630,750) are in arrears on Preferred shares Series 1.

                                                                                 2002           2001              2000
                                                                                 ----           ----              ----
         Numerator:
           Net earnings                                                      $ 2,853,318    $ 1,245,392       $ 1,734,665
           Dividends to preferred shareholders                                  (123,075)      (123,075)         (123,075)
                                                                              ----------     -----------       -----------
           Net earnings available to common shareholders                     $ 2,730,243    $ 1,122,317       $ 1,611,590
                                                                              ==========     ===========       ===========
         Denominator:
           Weighted average number of shares outstanding                       2,779,320      2,786,917         2,893,107
           Effective dilutive securities
               Stock options                                                     143,612         64,227              -
               Shares purchase warrants                                          123,873            -                -
                                                                              ----------     ----------        ----------
                                                                               3,046,805      2,851,144         2,893,107
                                                                              ----------     ----------        ----------
         Earnings per share
           Basic                                                             $      0.98     $     0.40       $      0.56
           Fully diluted                                                     $      0.90     $     0.39       $      0.56


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              2002              2001              2000
                                                                              ----              ----              ----
         (a) Items not affecting cash:
                  Amortization                                               $10,223,145     $ 9,351,659      $ 6,880,626
                  Non-controlling interest                                     4,272,945       2,166,598        3,272,381
                  Future income taxes                                          (931,154)       1,062,517          749,937
                  Equity in (earnings) loss or significantly
                  influenced companies                                          (19,638)          25,138          (31,192)
                  Write-down of portfolio investment                            -                384,153          736,675
                  Loss on disposal of investment                                 115,978             -                 -
                                                                              ----------      ----------        ---------

                                                                             $13,661,276     $12,990,065      $11,608,427
                                                                              ==========      ==========       ==========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                              2002              2001              2000
                                                                              ----              ----              ----
         (b) Change in non-cash components of working capital:
                  Increase in accounts receivable                           $  6,067,249     $ (3,108,537)     $ (9,120,014)
                  Increase in income taxes receivable                          (269,203)         (468,443)             -
                  (Increase) decrease in inventories                           3,200,064       (1,810,747)       (7,931,680)
                  (Increase) decrease in prepaid expenses                        353,479         (358,625)         (417,330)
                  Increase in accounts payable and accrued liabilities           115,632          168,826         4,786,778
                  Increase (decrease) in income taxes payable                  4,589,704         (135,329)         (262,991)
                                                                             -----------      ------------      ------------

                                                                            $ 14,056,925     $ (5,712,855)     $(12,945,237)
                                                                             ===========      ============      ============

12.      OTHER INFORMATION

         (a)      Operating Leases

          The Company leased several premises and other equipment in Canada and the U.S.

          At December 31, 2002, future minimum payments for the next five years and thereafter under non-cancellable operating leases are as follows:

                 2003                                       $ 4,864,503
                 2004                                         4,405,065
                 2005                                         3,858,245
                 2006                                         2,322,814
                 2007 and thereafter                          1,064,670
                                                            ------------
                                                           $ 16,515,297
                                                            ============

          Total rent paid during the year amounted to $4,592,163 (2001 - $4,295,301; 2000 - $3,571,957).

          (b)  Commitments

               (i) The Company granted an officer an option to purchase five percent of its common share holdings in a consolidated subsidiary for $344,000, expiring December 2006.

               (ii) The Company  granted an officer of a subsidiary an option to purchase two percent of its common share holdings in a consolidated subsidiary for $360,000, expiring August 2005.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


12.      OTHER INFORMATION (Continued)

         (c)      Income Taxes

          The effective tax rate of the Company differs from the prescribed rate of tax. The difference can be reconciled as follows:


                                                           2002           2001           2000
                                                    -----------    -----------    -----------
Income tax computed at statutory combined basic
  income tax rates                                  $ 4,849,503    $ 2,649,894    $ 3,775,024
Increase (decrease) in income tax resulting from:
    Revaluation of benefit of loss carry-forwards          --             --          506,217
    Differing tax rates in foreign countries             39,253       (177,087)      (389,284)
    Non-deductible expenses                             210,484        297,222        376,457
    Manufacturing and processing tax credit             (60,689)      (171,804)      (194,683)
    Large corporations tax                               64,824         44,152         23,468
    Future tax benefits previously unrecognized            --           66,466       (185,038)
    Reduction in future tax rates                        41,541           --             --
    Other                                                47,898        102,103       (328,393)
                                                    -----------    -----------    -----------
    Effective income tax provision                  $ 5,192,814    $ 2,810,946    $ 3,583,768
                                                    ===========    ===========    ===========


          Total income taxes paid during the year amounted to $1,990,760 (2001 - $2,786,746: 2000 - 3,042,625).


                  The components of income taxes are as follows:

                                       2002           2001          2000
                                -----------    -----------   -----------
Current
  - Canadian                    $   625,460    $   433,369   $   785,282
  - U.S.                          5,498,508      1,315,060     2,048,549
Future
  - Canadian                       (489,954)       445,024        43,898
  - U.S.                           (441,200)       617,493       706,039
                                -----------    -----------   -----------
                                $ 5,192,814    $ 2,810,946   $ 3,583,768
                                ===========    ===========   ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


12.      OTHER INFORMATION (Continued)

         (d)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

                                                     2002           2001
                                              -----------    -----------
Non-current future income tax liabilities
  Depreciable property, plant and equipment   $(4,592,548)   $(4,606,379)
                                              -----------    -----------

Current future tax assets
  Donation                                         43,682           --
  Inventory                                       335,413        435,262
  Accounts receivable                              20,281        (47,311)
  Corporate minimum tax credit                     28,081         28,387
  Accrued liabilities                             953,198        149,819
                                              -----------    -----------
                                                1,380,655        566,157
                                              -----------    -----------

Non-current future tax assets
  Portfolio investment                             74,000         81,000
  Deferred financing costs                          1,560           --
  Non-capital loss carry-forwards                 861,909        772,900
  Capital loss carry-forwards                      23,401         23,656
  Corporate minimum tax credit                    177,847        179,782
  Eligible cumulative expenditure                  48,050           --
  Valuation allowance                            (131,045)      (132,471)
                                              -----------    -----------
                                                1,055,722        924,867
                                              -----------    -----------

                                                2,436,377      1,491,024

  Net future tax liability                    $(2,156,171)   $(3,115,355)
                                              ===========    ===========


          The company has non-capital loss carry-forwards of approximately $136,000, of which $55,000 expires in 2005, $28,000 expires in 2007 and $53,000 expires in 2009. One of the Company's U.S. subsidiaries has non-capital loss carry-forwards approximately $1,660,000, of which approximately $165,000 expires in each year from 2003 to 2013. The Company's Canadian subsidiary has Ontario corporate minimum tax credit of approximately $107,000 and capital loss carry-forwards of approximately $130,000 for which no future income tax assets have been recognized.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


13.      CONTINGENCIES AND COMMITMENTS

          The Company's subsidiaries are involved in various legal proceedings which, in the opinion of management, will not have a material impact upon their financial position.


14.      DUE FROM JOINT VENTURE

          In August 2002, Polyair, a consolidated subsidiary, entered into an agreement to establish a joint venture. These financial statements reflect the Polyair's proportionate interest in the joint venture's assets and liabilities. No revenue or expenses were incurred by the joint venture during the year.

          The  following   amounts  included  in  the   consolidated   financial
          statements represent Polyair's proportionate interest in the joint venture at October 31, 2002:

        Due from joint venture                  $    491,420
        Property, plant and equipment                469,579
        Other assets                                  35,881
        Bank indebtedness
                                                    (10,920)
                                                -------------
        Net assets
                                                $    985,960
                                                ============

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

15.      SEGMENTED INFORMATION

         The Company manufactures furniture in Canada and packaging and pool products in Canada and United States.

         2002

         Industry Segments:
                                                            Packaging
                                                             Products       Pool Products       Furniture       Consolidated
                                                             --------       -------------       ---------       ------------
                                                                $                $                  $                 $
        Sales                                               133,967,656       53,675,616        53,290,502       240,933,774
                                                            ===========       ==========        ==========       ===========
        Operating profit                                     22,972,209        7,121,997         1,922,455       32,016,661
                                                            ===========       ==========        ==========
        Corporate expenses                                                                                       (6,104,951)
        Other income                                                                                                 79,769
        Amortization                                                                                            (10,223,145)
        Interest                                                                                                 (2,920,777)
        Loss on extinguishment of debt                                                                             (432,140)
        Income taxes                                                                                             (5,192,814)
        Non-controlling interest                                                                                 (4,272,945)
        Equity in earnings of significantly influenced company                                                       19,638
        Loss on disposal of investment                                                                             (115,978)
                                                                                                               -------------
        Earnings for the year                                                                                     2,853,318
                                                                                                               =============
        Identifiable assets                                  70,500,780       23,488,300        16,364,995      110,354,075
                                                           ============      ===========        ==========
        Corporate assets                                                                                         12,987,624
                                                                                                               -------------
        Total assets                                                                                            123,341,699
                                                                                                               =============
        Capital expenditures (net)                            6,884,912          722,248           521,716        8,128,876
                                                           ============      ===========        ==========
        Corporate                                                                                                   585,649
                                                                                                               -------------
        Total capital expenditures (net)                                                                          8,714,525
                                                                                                               =============
        Amortization                                          6,745,172        1,221,542           810,364        8,777,078
                                                           ============      ===========        ==========
        Corporate                                                                                                 1,446,067
                                                                                                               -------------
        Total amortization                                                                                       10,223,145
                                                                                                               =============


         Geographic Segments:
                                                                               Canada        United States     Consolidated
                                                                               ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 68,113,691       172,820,083       240,933,774
                                                                            ============       ===========     =============
        Property, plant, equipment and goodwill                               14,942,571        38,820,593        53,763,164
                                                                            ============       ===========
        Corporate                                                                                                  2,499,220
                                                                                                           -----------------
        Total property, plant and equipment and goodwill                                                          56,262,384
                                                                                                           =================

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

15.      SEGMENTED INFORMATION (Continued)

         2001

         Industry Segments:
                                                            Packaging
                                                             Products       Pool Products       Furniture       Consolidated
                                                             --------       -------------       ---------       ------------
                                                               $                $                 $                 $
        Sales                                               123,735,757       48,152,140        53,969,732       225,857,629
                                                            ===========      ===========       ===========       ===========
        Operating profit                                     17,554,667        3,520,172         3,023,970        24,098,809
                                                            ===========      ===========       ===========
        Corporate expenses                                                                                       (3,760,750)
        Other income                                                                                                 26,497
        Amortization                                                                                             (9,351,659)
        Interest                                                                                                 (4,380,670)
        Write-down of portfolio investment                                                                         (384,153)
        Income taxes                                                                                             (2,810,946)
        Non-controlling interest                                                                                 (2,166,598)
        Equity in earnings of significantly influenced company                                                      (25,138)
                                                                                                                ------------
        Earnings for the year                                                                                     1,245,392
                                                                                                                ============
        Identifiable assets                                  71,094,465       29,039,584        18,897,814      119,031,863
                                                            ===========      ===========       ===========
        Corporate assets                                                                                          9,793,774
                                                                                                                ------------
        Total assets                                                                                            128,825,637
                                                                                                                ============
        Capital expenditures (net)                            6,485,987        1,016,323           289,854        7,792,164
                                                            ===========      ===========       ===========
        Corporate                                                                                                   652,910
                                                                                                                ------------
        Total capital expenditures (net)                                                                          8,445,074
                                                                                                                ============
        Amortization                                          6,507,546          891,592           625,808        8,024,946
                                                            ===========      ===========       ===========
        Corporate                                                                                                 1,326,713
                                                                                                                ------------
        Total amortization                                                                                        9,351,659
                                                                                                                ============

         Geographic Segments:
                                                                               Canada        United States     Consolidated
                                                                               ------        -------------     ------------
                                                                                 $                 $                 $
        Sales                                                                 63,164,972       162,692,657       225,857,629
                                                                             ===========       ===========       ===========
        Property, plant, equipment and goodwill                               43,532,510        11,108,658        54,641,168
                                                                             ===========       ===========
        Corporate                                                                                                  3,103,611
                                                                                                                 -----------
        Total property, plant, equipment  and goodwill                                                            57,744,779
                                                                                                                 ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

15.      SEGMENTED INFORMATION (Continued)

         2000

         Industry Segments:
                                                            Packaging
                                                            Products       Pool Products       Furniture       Consolidated
                                                            --------       -------------       ---------       ------------
                                                                $                $                 $                 $
        Sales                                               108,220,841       47,143,280        51,841,369       207,205,490
                                                            ===========      ===========       ===========       ===========
        Operating profit                                     19,168,166        2,100,336         2,708,030        23,976,532
                                                            ===========      ===========       ===========
        Corporate expenses                                                                                       (4,464,766)
        Other income                                                                                                121,563
        Amortization                                                                                             (6,880,626)
        Interest                                                                                                 (3,456,406)
        Write-down of portfolio investment                                                                         (736,675)
        Income taxes                                                                                             (3,583,768)
        Non-controlling interest                                                                                 (3,272,381)
        Equity in earnings of significantly influenced company                                                       31,192
                                                                                                                ------------
        Earnings for the year                                                                                     1,734,665
                                                                                                                ============
        Identifiable assets                                  69,447,590       27,585,310        15,832,608      112,865,508
                                                            ===========      ===========       ===========
        Corporate assets                                                                                          8,801,090
                                                                                                                ------------
        Total assets                                                                                            121,666,598
                                                                                                                ============
        Capital expenditures (net)                           15,599,467        2,180,284           689,553       18,469,304
                                                            ===========      ===========       ===========
        Corporate                                                                                                   708,999
                                                                                                                ------------
        Total capital expenditures (net)                                                                         19,178,303
                                                                                                                ============
        Amortization                                          4,348,727          812,611           628,732        5,790,070
                                                            ===========      ===========       ===========
        Corporate                                                                                                 1,090,556
                                                                                                                ------------
        Total amortization                                                                                        6,880,626
                                                                                                                ============


         Geographic Segments:
                                                                               Canada        United States     Consolidated
                                                                               ------        -------------     ------------
                                                                                 $                 $                 $
        Sales                                                                 65,404,834       141,880,656       207,205,490
                                                                             ===========       ===========       ===========
        Property, plant, equipment and goodwill                               43,064,890        10,902,831        53,967,721
                                                                             ===========       ===========
        Corporate                                                                                                  2,096,404
                                                                                                                 -----------
        Total property, plant, equipment  and goodwill                                                            56,064,125
                                                                                                                 ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

          The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States of America (United States) are summarized below:

          (a) The Company's investment in Genterra Investment Corporation includes earnings based on the appraised value of the significantly influenced company's assets, land and building. Under United States generally accepted accounting principles the fixed assets must be carried at cost. The equity in earnings and dilution gain recorded by the Company has been adjusted accordingly.

          (b) The Company's acquisitions of Distinctive Designs Furniture Inc., previously a significantly influenced company, and Kroehler Furniture Group Inc., a formerly consolidated subsidiary, were accounted for by the purchase method under Canadian generally accepted accounting principles. Under United Stated generally accepted accounting principles, these non-arm's length acquisitions must be accounted for by the pooling of interests method. The accounting has been adjusted accordingly.

          (c) Under Canadian generally accepted accounting principles, investments are accounted for using the cost method. Under the United States generally accepted accounting principles, investments classified as available for sale securities are carried at market values with unrealized gains or losses reflected as a component of shareholders equity.

          (d) United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. The United States pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                              Assumptions
                                                             -------------
                                              Risk-free        Weighted
                            Expected          interest          average          Expected          Vesting
                           Volatility           rate          fair value           life            period       Dividend
                           ----------           ----                               ----            ------       --------
                                                                 (Cdn. $
                                                               Per share)
             Options granted
                  2000         30%              6.50%             1.02               5                -             -
                  2001          -                 -                 -                -                -             -
                  2002          -                 -                 -                -                -             -


                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                              2002             2001              2000
                                                                              ----             ----              ----
           Net income - U.S. GAAP                                          2,926,773        1,268,693         2,042,668
           Compensation cost                                                    -                 -            (194,150)
           Pro-forma net income - I.S. GAAP                                2,926,773        1,268,693         1,848,518

           Earnings per share - U.S. GAAP
              Basic                                                             1.01             0.41              0.66
              Diluted                                                           0.92             0.40              0.66

           Pro-forma earnings per share
              Basic                                                             1.01             0.41              0.60
              Diluted                                                           0.92             0.40              0.60

          The effect on the consolidated balance sheet of the difference between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                          Canadian
                                                         Accounting        Increase       U.S. Accounting
                                                         Principles       (Decrease)        Principles
                                                         ----------       ----------        ----------
                                                             $                 $                 $
           December 31, 2002
           Investments                                     493,964          248,020           741,984
           Goodwill                                      2,216,876        (118,720)         2,098,156
                                                                          ---------
           Total assets                                123,341,699          129,300       123,470,999
                                                                          =========
           Capital stock                                 2,362,086        (226,420)         2,135,666
           Retained earnings                            18,207,460          355,720        18,563,180
                                                                          ---------

           Total liabilities and equity                123,341,699          129,300       123,470,999
                                                                          =========

                                                          Canadian
                                                         Accounting        Increase       U.S. Accounting
                                                         Principles       (Decrease)        Principles
                                                         ----------       ----------        ----------
                                                             $                 $                 $
           December 31, 2001
           Investments                                     590,303          174,566           764,869
           Goodwill                                      2,222,488        (118,720)         2,103,768
                                                                          ---------
           Total assets                                128,825,637           55,846       128,881,483
                                                                          =========
           Capital stock                                 2,362,086        (226,420)         2,135,666
           Retained earnings                            15,354,142          282,266        15,636,408
                                                                          ---------
           Total liabilities and equity                128,825,637           55,846       128,881,483
                                                                          =========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000

16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          The effect on earnings for the above differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

                                                                                 2002             2001              2000
                                                                                 ----             ----              ----
                                                                                  $                 $                 $
           Earnings for the year
           - Canadian accounting principles                                    2,853,318        1,245,392         1,734,665
           Gain on equity investment transactions                                 71,223             -              216,271
           Equity loss of significantly influenced companies                       2,232         (95,419)          (70,242)
           Amortization of goodwill                                             -                 118,720           161,974
                                                                              ----------       ----------        ----------
           Earnings for the year
           - United States accounting principles                               2,926,773        1,268,693         2,042,668

           Translation adjustment gain (loss)                                   (94,978)          287,338           166,614
           Unrealized loss on investments, net of taxes                         -                   -             (163,094)
                                                                              ----------       ----------        ----------
           Comprehensive income                                                2,831,795        1,556,031         2,046,188
                                                                              ==========       ==========        ==========
           Earnings per share - U.S. GAAP                                           1.01             0.41              0.66
                                                                              ==========       ==========        ==========
           Fully diluted earnings per share - U.S. GAAP                             0.92             0.40              0.66
                                                                              ==========       ==========        ==========

          The effect on the state of cash flows for the above differences between accounting principles generally accepted in Canada and those accepted in the United States is summarized as follows:

                                                                               Canadian
                                                                              Accounting        Increase       U.S. Accounting
                                                                              Principles       (Decrease)        Principles
                                                                              ----------       ----------        ----------
                                                                                  $                 $                 $
           December 31, 2002
           Operating activities
              Earnings for the year                                            2,853,318           73,455         2,926,773
              Gain on equity investment transactions                             115,978         (71,223)            44,755
              Equity in loss of significantly influenced companies              (19,638)          (2,232)          (21,870)
                                                                                                 --------
           Total cash and cash equivalents used for operating
              activities                                                      30,515,581            -            30,515,581
                                                                             ===========         ========        ==========
           December 31, 2001
           Operating activities
              Earnings for the year                                            1,245,392           23,301         1,268,693
              Equity in loss of significantly influenced companies                25,138           95,419           120,557
              Amortization of goodwill                                           367,048        (118,720)           248,328
                                                                                                ---------
           Total cash and cash equivalents used for operating
              activities                                                       8,900,670            -             8,900,670
                                                                             ===========        =========        ==========

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                               Canadian
                                                                              Accounting        Increase       U.S. Accounting
                                                                              Principles       (Decrease)        Principles
                                                                              ----------       ----------      -------------
                                                                                  $                 $                 $
           December 31, 2000
           Operating activities
              Earnings for the year                                            1,734,665          208,003         1,942,668
              Gain on equity investment transactions                            (216,271)             -            (216,271)
              Equity in loss of significantly influenced companies                (3,182)          70,242            67,060
              Amortization of goodwill                                           409,839         (161,974)          247,865
                                                                                                ---------

           Total cash and cash equivalents used for operating
              activities                                                         232,148            -               232,148
                                                                               =========        =========         =========

         Recently Issued Accounting Pronouncements

          Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which had not yet been adopted due to delayed effective dates.

          (i) Statement of Financial Accounting Standards ("SFAS") No. 141, SFAS 142, SFAS 143 and SFAS 144

               In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets".

               In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".

               In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

               On January 1, 2002, the company adopted SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144. The adoption of these statements did not have a material impact on the company's results of operations or financial condition.

                      CONSOLIDATED MERCANTILE INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                        DECEMBER 31, 2002, 2001 AND 2000


17. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

          (ii) Statement of Financial Accounting Standards No. 146 (SFAS 146)

               In July 2002, the FASB issued SFAS No. 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. The adoption of this Statement is not expected to have a material effect on the Company's results of operations or financial condition.

          (iii) Statement of Financial Accounting Standards No. 148 (SFAS 148)

               In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No.
               123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for Employee stock options using the fair market value method and, if so, when to begin transition to that method.

          (iv) FASB Interpretation No. 45 (FIN 45)

               In November 2002, the FASB issued FIN 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the Company's financial statements.

          (vi) FASB Interpretation No. 46 (FIN 46)

               In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to financial statements to be issued by the Company after 2002; however, disclosures are required currently if the Company expects to consolidate any variable interest entities.

                      CONSOLIDATED MERCANTILE INCORPORATED

           CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                         (Expressed in Canadian Dollars)

                         FOR THE YEARS ENDED DECEMBER 31


          Column A            Column B                 Column C               Column D         Column E          Column F

                                                              Additions
                               Balance       Charged to     Charged to
                            Beginning of     Costs and    Other Accounts                    Deductions -    Balance End of
                               Period         Expenses      - Describe         Other          Describe*          Period
                               ------         --------        --------         -----          ---------          ------
       Description                $              $               $               $                $                $
       -----------

   Allowance for doubtful
     accounts                                                                                         -                -

   December 31, 2002             1,784,490        246,737        -                  -            (183,839)         1,847,388

   December 31, 2001             1,302,465        534,436        -                  -             (52,411)         1,784,490

   December 31, 2000             1,236,560         74,048        -                  -              (8,143)         1,302,465


          *  Deductions   represent  bad  debts  written  off  against  accounts
          receivable and reversals of over accruals.

MATERIAL CHANGE REPORT - English May 21, 2003

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)


Item 1              Reporting Issuer

                    Consolidated Mercantile Incorporated
                    106 Avenue Road
                    Toronto, Ontario
                    M5R 2H3

Item 2              Date of Material Change

                    May 9, 2003

Item 3              Publication of the Material Change

                    Press Releases were issued in Toronto, Ontario on May 5, 2003 and May 9, 2003 and disseminated through the facilities of CCN Matthews in Canada and Business Wire in the United States.

Item 4              Summary of Material Change

                    Consolidated Mercantile Incorporated's subsidiary, Polyair Inter Pack Inc. (`'PPK"), has acquired from Jacuzzi Leisure Products Inc. and Jacuzzi Inc. their swimming pool and swimming pool equipment assets and businesses for a purchase price of U.S.$41.2 million, subject to adjustment, payable in cash, a convertible promissory note, and an unsecured promissory note.

Item 5              Full Description of Material Change


                    Pursuant to an Asset Purchase Agreement dated as of March 29, 2003, on May 8, 2003, PPK acquired the swimming pool and pool equipment assets from Jacuzzi Inc. ("JI") and Jacuzzi Leisure Products Inc. ("JLP"). The acquired assets include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building, together with a license to use the Jacuzzi(R) trade mark on certain products until September 30, 2006.

                    The purchase price of U.S.$41.2 million, subject to adjustment, has been financed as to U.S.$30 million through PPK's operating lines of credit, as to U.S.$5 million through the issuance of a six-year, 6% note to JI convertible into 598,802 common shares of PPK's stock at a price per share of U.S. $8.35 (the "Convertible Note"), and as to the balance by a promissory note. In evaluating the purchase price, PPK has allocated U.S.$40.9 million to the purchased accounts receivable and inventory and the balance to the fixed assets. As the effective period for the transaction is March 29, 2003, PPK will have the benefit of earnings for April 2003. Based on historical performance of the purchased business, PPK's management expects the acquisition to be accretive to earnings.

                    The Convertible Note is due on March 31, 2009, and convertible at the option of the holder, in whole or in part, at any time after the earlier of (i) March 31, 2004, and (ii) the commencement of a take-over bid for the outstanding shares of PPK, into common shares of PPK at a conversion price of U.S.$8.35 per share (subject to standard anti-dilution adjustments), plus a cash payment in an amount equal to all accrued and unpaid dividends; provided that at any time after March 31, 2006, at the option of PPK and upon not less than 30 days prior written notice to the holder, the Convertible Note may be prepaid by PPK either (a) in cash, or (b) by the issuance to the holder of 598,802 non-voting, non-participating, redeemable, convertible cumulative Series A Preference Shares (the "Preferred Shares") of PPK, plus a cash payment in an amount equal to all accrued and unpaid interest. The Preferred Shares will:
                    (i) have a stated value of U.S.$8.35 per share, (ii) pay an annual cumulative 6% dividend, (iii) be convertible at any time at the option of the holder into common shares of PPK on a one-for-one basis (subject to standard anti-dilution adjustments), (iv) be redeemable at the option of PPK at any time after March 31, 2006, and upon not less than 30 days prior written notice to the holder, for an amount equal to U.S.$8.35 per share plus accrued and unpaid dividends.

                    The common shares of PPK are listed for trading on the Toronto Stock Exchange and the American Stock Exchange.

                    JLP is an Ontario corporation, JI is a Delaware corporation, and both are subsidiaries of U.S. Industries, Inc., a Delaware corporation, and a U.S. public corporation.

Item 6                     Reliance on Section 75(3) of the Act
------                     ------------------------------------

                           Not applicable.

Item 7                     Omitted Information

                           Not applicable.

Item 8                     Senior Officers

                           Enquiries may be directed to Stanley Abramowitz,
Secretary of the Issuer (416) 920-0500.

Item 9                     Statement of Senior Officer

                           The foregoing accurately discloses the material
change referred to herein.




Toronto, Ontario                                      [Signed]
                                                  -----------------------------
May 18, 2003                                      Stanley Abramowitz
                                                  Secretary



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

PRESS RELEASE - MAY 22, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE


Toronto, Ontario - May 22, 2003 - Consolidated Mercantile Incorporated (T.S.E. - "CMC" - common) (NASDAQ - "CSLMF" - common)


Consolidated Mercantile Incorporated reports year-end financial results

Consolidated Mercantile Incorporated reports financial results for the fiscal year ended December 31, 2002. Notwithstanding the difficult economic period following the events of September 11, 2001, revenues increased by 7% to approximately $241 million from $226 million in 2001. Earnings from Operations increased to $24.4 million compared to $18.0 million in the preceding year. Earnings per share for the year were $0.98 compared with $0.40 per share in 2001, a continuation of our earnings and sales growth pattern over the past years.

During the year we lowered inventory and debt levels by $3.2 million and $16.5 million respectively. At year end our Working Capital Ratio had increased to 1.52:1 from 1.01:1 a year earlier. The strong increase in Working Capital did not come at the expense of our belief in investing in the future. The Company spent $8.7 million on new equipment, facility upgrades, product line expansion and the implementation of new technology in order to ensure our ability to service tomorrow's customer effectively. Our recently announced purchase of the swimming pool and pool equipment assets of Jacuzzi Inc. and Jacuzzi Leisure Products Inc. is expected to be accretive to earnings.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of it's core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: this release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed form time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact

Stan Abramowitz, Secretary
(416) 920-0500

NOTICE OF MEETING AND RECORD DATE, May 30, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED
                   106 Avenue Road, Toronto, Ontario, M5R 2H3

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of CONSOLIDATED MERCANTILE INCORPORATED (the "Corporation") will be held at The Toronto Board of Trade, Airport Centre, 830 Dixon Road, Toronto, Canada on Friday, June 27, 2003 at the hour of 4:00 p.m., Toronto City Time, for the following purposes [see Note (2)]:

1. To receive the Corporation's 2002 Annual Report containing the consolidated financial statements for the year ended December 31, 2002 and the report of the auditors thereon.

2.       To elect Directors [see Note (1)].

3. To appoint Auditors [see Note (1)], and authorize the Directors to fix the remuneration of the auditors [see Note (1)].

4. To consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Stock Split Resolution") amending the Corporation's Articles to subdivide its issued common shares on the basis of not less than one and one-half and not more than two new common shares for each one existing common share as the directors of the Corporation may determine at or prior to the Meeting [see Note
         (1)].

5. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

The full text of the Stock Split Resolution is attached as Appendix "1" to the Management Information Circular that accompanies this Notice.

DATED at Toronto, this 23th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

[Signed]
Stan Abramowitz
Secretary

NOTES:
(1) ONLY HOLDERS OF COMMON SHARES of the Corporation of record at the close of business on May 26, 2003 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his Common Shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.
(2) Holders of voting classes of shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

PRESS RELEASE - MAY 30, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE

Toronto, Ontario - May 30, 2003 - Consolidated Mercantile Incorporated (T.S.E. - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports first quarter financial results

Consolidated Mercantile Incorporated reports that revenues for the three-month period ended March 31, 2003 decreased by 3% to approximately $50.8 million from $52.6 million in 2002. Earnings from Operations decreased to $3.1 million compared to $3.7 million in the preceding year. Earnings per share for the quarter were $0.04 compared with $0.07 per share in the comparable 2002 period. The decrease in sales was due in part to the long winter and a difficult environment for retailers.

The Company's Packaging and Pool Products Unit recently announced that its joint venture company, a manufacturer of cross-linked bun foam, has started production at it's Ontario facility. This product has a wide variety of applications primarily in the automotive, leisure, medical and footwear industries. The Ontario facility is the first of its kind in this region of North America and is expected to achieve a significant market share in Canada and the USA.

Indications are that the Company will experience increased earnings for the balance of the year as a result of the many initiatives now in place.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact

Stan Abramowitz, Secretary
(416) 920-0500

INTERIM FINANCIAL STATEMENTS, May 30, 2003


                     CONSOLIDATED MERCANTILE INCORPORATED

                           CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

                                                            (Unaudited)
                                                      March  31      December 31
                                                       2003               2002
                              A S S E T S
CURRENT
Cash and short-term investments                  $  1,673,030       $  5,685,261
Accounts and notes receivable                      24,389,105         30,224,885
Due from joint venture                              1,009,272            491,420
Income taxes receivable                               601,253            737,646
Inventories                                        27,435,537         24,533,043
Prepaid expenses                                    2,151,837          1,033,661
Future income taxes                                 1,345,189          1,380,655
                                                 ------------       ------------

                                                   58,605,223         64,086,571

INVESTMENTS                                           496,783            493,964

PROPERTY, PLANT AND EQUIPMENT                      53,808,065         54,045,508

FUTURE INCOME TAXES                                 1,045,024          1,055,722

INTANGIBLE AND OTHER ASSETS                         3,624,432          3,659,934

                                                 ------------       ------------

                                                 $117,579,527       $123,341,699
                                                 ============       ============



                              L I A B I L I T I E S
CURRENT
Bank indebtedness                                 $  5,295,151      $  2,721,360
Accounts payable and accruals                       28,782,086        29,572,282
Income taxes payable                                   387,597         4,589,704
Current portion of long-term debt                    5,529,347         5,206,779
                                                  ------------      ------------

                                                    39,994,181        42,090,125

LONG-TERM DEBT                                      28,283,748        30,493,061

NON-CONTROLLING INTEREST                            23,798,674        24,975,449

FUTURE INCOME TAXES                                  4,478,455         4,592,548
                                                  ------------      ------------

                                                    96,555,058       102,151,183
                                                  ------------      ------------



                    S H A R E H O L D E R S'   E Q U I T Y



CAPITAL STOCK                                     2,362,086            2,362,086

CONTRIBUTED SURPLUS                                  59,411               59,411

TRANSLATION ADJUSTMENT                              264,462              561,559

RETAINED EARNINGS                                18,338,510           18,207,460
                                               ------------         ------------
                                                 21,024,469           21,190,516
                                               ------------         ------------

                                               $117,579,527         $123,341,699
                                               ============         ============

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                        THREE MONTHS ENDED MARCH 31, 2003

-------------------------------------------------------------------------------

                                                          (Unaudited)

                                                     2003              2002


SALES                                            $ 50,776,511      $ 52,598,420

COST OF SALES                                      38,467,542        40,074,056
                                                 ------------      ------------
                                                   12,308,969        12,524,364
                                                 ------------      ------------
OTHER INCOME
 Interest income                                        7,835             9,107
                                                 ------------      ------------

EXPENSES
 Selling and administrative                         9,214,797         8,846,696
                                                 ------------      ------------

EARNINGS FROM OPERATIONS                            3,102,007         3,686,775

 Amortization                                       2,318,560         2,205,890
 Interest on long-term debt                           381,916           537,876
                                                 ------------      ------------
                                                    2,700,476         2,743,766
                                                 ------------      ------------
EARNINGS BEFORE INCOME TAXES
   AND THE UNDERNOTED ITEMS                           401,531           943,009

 Income taxes                                         190,441           364,988
                                                 ------------      ------------

EARNINGS BEFORE
 THE UNDERNOTED ITEMS                                 211,090           578,021


 Non-controlling interest                             (82,858)         (312,397)
 Equity in earnings of investee                         2,818            13,900
 Loss on disposal of investment                          --             (62,182)
                                                 ------------      ------------
                                                      (80,040)         (360,679)
                                                 ------------      ------------

NET EARNINGS FOR THE PERIOD                           131,050           217,342


RETAINED EARNINGS, beginning of  period            18,207,460        15,354,142

                                                 ------------      ------------


RETAINED EARNINGS, END OF PERIOD                 $ 18,338,510      $ 15,571,484
                                                 ============      ============



EARNINGS PER SHARE
  Basic                                          $       0.04      $       0.07
  Fully diluted                                  $       0.03      $       0.06

Weighted average number of common shares
 Basic                                              2,779,320         2,779,320
 Fully diluted                                      3,096,632         2,981,384



Notes to Interim Financial Statements
The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended
         December 31, 2002.

Results of operations were impacted by the expected seasonality of the products sold.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                        THREE MONTHS ENDED MARCH 31, 2003

------------------------------------------------------------------------------

                                                               (Unaudited)

                                                          2003            2002
OPERATING ACTIVITIES
 Net earnings for the period                        $    131,050    $    217,342
 Amortization                                          2,318,560       2,205,890
 Future income taxes                                     (10,100)        (19,000)
 Non-controlling interest                                 82,858         312,397
 Equity in earnings of investee                           (2,818)        (13,900)
 Loss on disposal of investment                              --           62,182
                                                    ------------    ------------
                                                       2,519,550       2,764,911
Change in non-cash components
 of working capital                                   (3,040,801)      8,544,550
                                                    ------------    ------------
                                                        (521,251)     11,309,461
                                                    ------------    ------------

FINANCING ACTIVITIES
 Increase (decrease) in bank indebtedness              2,624,629      (9,137,934)
 Issuance of shares by consolidated subsidiary             6,000            --
 Purchase of shares by consolidated
  subsidiary for cancellation                           (994,800)       (101,000)
 Repayment of long-term debt                          (1,091,265)     (1,512,169)
                                                    ------------    ------------
                                                         544,564     (10,751,103)
                                                    ------------    ------------
INVESTING ACTIVITIES
 Purchase and deposits on building and equipment      (2,995,455)     (1,689,940)
 Due from joint venture                                 (517,669)           --
                                                    ------------    ------------
                                                      (3,513,124)     (1,689,940)
                                                    ------------    ------------

Effect of foreign currency translation
           on cash balances                             (522,420)        287,174
                                                    ------------    ------------

    CHANGE IN CASH POSITION                           (4,012,231)       (844,408)

Cash and short-term investments
     at beginning of period                            5,685,261       2,249,759
                                                    ------------    ------------

CASH AND SHORT-TERM INVESTMENTS
           AT END OF PERIOD                         $  1,673,030    $  1,405,351
                                                    ============    ============

Supplemental cash flow information:
          Income taxes paid                         $  4,231,187    $  1,191,921
         Interest paid, net                         $    320,159    $    618,988


--------------------------------------------------------------------------------

Segmented information for the three months ended March 31
   (in thousands of dollars)

                                                                                               2003                      2002
                  Net sales            Packaging Products                    $               32,144   $                31,806
                                       Pool Products                                          5,888                     6,195
                                       Furniture                                             12,745                    14,597
                                                                              ----------------------   -----------------------
                                                                             $               50,777   $                52,598
                                                                              ----------------------   -----------------------

     Operating profit (loss)           Packaging Products                    $                5,591   $                 5,954
                                       Pool Products                                           (676)                     (584)
                                       Furniture                                                271                       977
                                                                              ----------------------   -----------------------
                                                                             $                5,186   $                 6,347
                                                                              ----------------------   -----------------------

               Total assets            Packaging Products                    $               70,067   $                71,144
                                       Pool Products                                         19,346                    23,749
                                       Furniture                                             15,210                    13,537
                                       Corporate                                             12,956                     7,767
                                                                              ----------------------   -----------------------
                                                                             $              117,579   $               116,197
                                                                              ----------------------   -----------------------

       Capital expenditures            Packaging Products                    $                2,446   $                 1,057
                                       Pool Products                                            133                       312
                                       Furniture                                                100                       260
                                       Corporate                                                316                        61
                                                                              ----------------------   -----------------------
                                                                             $                2,995   $                 1,690
                                                                              ----------------------   -----------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: February 4, 2004                  By:/s/DANIEL S. TAMKIN
                                         Daniel Tamkin, Vice President